# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SONIM TECHNOLOGIES, INC., CIK 0001178697
CUSIP: 83548F309
Title of class of securities: common stock, $0.001 par value
Address of issuer's principal executive offices: 4445 Eastgate Mall, Suite 200, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 03/11/2025
Filed by CIK 0002054596
Persons authorized to receive notices and communications: Arthur Marcus, Esq., Sichenzia Ross Ference Carmel, 1185 Avenue of the Americas, 31st floor, New York, New York (NY), 10036, 212-930-9700; Richard F. Langan, Jr., Esq., Nixon Peabody LLP, 55 West 46th Street, New York, New York (NY), 10036, (212) 940-3000; Conrad Adkins, Esq., Nixon Peabody LLP, 55 West 46th Street, New York, New York (NY), 10036, (212) 940-3000

## Reporting persons
- AJP Holding Company, LLC (CIK 0001932469): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,946,345; aggregate amount beneficially owned 1,946,345 (33.1% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Orbic North America, LLC; (iii) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (iv) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC. and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act.
  
  (2) Percentage calculated based on 5,872,548 shares of common stock outstanding on February 21, 2025, as reported in the Form 8-K filed by the Issuer on February 21, 2025.
- Jeffrey Wang (CIK 0001935353): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,946,345; aggregate amount beneficially owned 1,946,345 (33.1% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to: (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Orbic North America, LLC; (iii) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (iv) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC., and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act.
  
  (2) Percentage calculated based on 5,872,548 shares of common stock outstanding on February 21, 2025, as reported in the Form 8-K filed by the Issuer on February 21, 2025.
- Orbic North America, LLC. (CIK 0002054596): type of reporting person: other (OO); citizenship or place of organization: New York (NY); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,947,345; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,947,345 (33.1% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to: (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Orbic North America, LLC; (iii) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (iv) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC., and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act.
  
  (2) Percentage calculated based on 5,872,548 shares of common stock outstanding on February 21, 2025, as reported in the Form 8-K filed by the Issuer on February 21, 2025.
- Ashima Narula (CIK 0002061461): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,947,345; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,947,345 (33.1% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to: (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Orbic North America, LLC; (iii) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (iv) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC., and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act.
  
  (2) Percentage calculated based on 5,872,548 shares of common stock outstanding on February 21, 2025, as reported in the Form 8-K filed by the Issuer on February 21, 2025.
- Parveen Narula (CIK 0002061465): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,947,345; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,947,345 (33.1% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to: (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Orbic North America, LLC; (iii) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (iv) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC., and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act.
  
  (2) Percentage calculated based on 5,872,548 shares of common stock outstanding on February 21, 2025, as reported in the Form 8-K filed by the Issuer on February 21, 2025.

## Item 1. Security and Issuer
Title of class of securities: common stock, $0.001 par value
Name of issuer: SONIM TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 4445 Eastgate Mall, Suite 200, San Diego, California (CA), 92121

## Item 2. Identity and Background
Name of person filing:
This Statement is filed jointly by AJP Holding Company, LLC, a Delaware limited liability company ("AJP"), Jeffrey Wang, a citizen of the United States of America, Orbic North America, LLC., a New York limited liability company, ("Orbic"), Ashima Narula and Parveen Narula, each a citizen of the United States of America. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Information concerning the manager and executive officers of Orbic is set forth on Annex A attached hereto.

The Reporting Persons may be deemed to constitute a group within the meaning of Rule 13d-5 under the Act.
Residence or business address:
The principal office address or business of each Reporting Person is as follows: (i) for AJP and Jeffery Wang, P.O. Box 2729, Sunnyvale, CA 94087; and (ii) for Orbic and Ashima Narula and Parveen Narula, 555 Wireless Blvd., Hauppauge, NY 11788.

Information concerning the manager and executive officers of Orbic is set forth on Annex A attached hereto.
Present principal occupation or employment: (1) AJP is a Delaware limited liability company of which Jeffery Wang is the sole manager. AJP has been formed to act as a private investment entity for Mr. Wang and his family members. (2) Mr. Wang is a Software Engineer at Plaid Inc., a California-based financial services company, and a member of the Board of Directors of the Issuer, which is a provider of ultra-rugged mobility solutions. The business address of Plaid Inc. is 1098 Harrison St., San Francisco, CA 94103. The business address of the Issuer is 4445 Eastgate Mall, Suite 200, San Diego, California 9212. (3) Orbic is a technology company focused on developing and manufacturing innovative mobile solutions from smartphones and tablets to mobile hotspots and connected laptops. (4) Parveen Narula serves as Chief Executive Officer of Orbic. (5) Ashima Narula is the sole member and manager of Orbic. The business address of Orbic is 555 Wireless Blvd., Hauppauge, NY 11788. Information concerning the manager and executive officers of Orbic is set forth on Annex A attached hereto.
Criminal convictions in the last five years:
During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Information concerning the manager and officers of Orbic is set forth on Annex A attached hereto
Civil proceedings (securities laws) in the last five years:
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information concerning the manager and officers of Orbic is set forth on Annex A attached hereto.
Citizenship:
AJP is a Delaware limited liability company. Mr. Wang is a citizen of the United States of America. Orbic is a limited liability company formed under the laws of New York. Each of Mr. and Ms. Narula are citizens of the United States.

Information concerning the manager and officers of Orbic is set forth on Annex A attached hereto

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended and supplemented by the addition of the following:

The information set forth in the amended and supplemented additions to Items 4 and 5 of this Schedule 13D Amendment No. 3 are hereby incorporated by reference into this Item 3.

1,000 shares of common stock of the Company were purchased by and are directly held by Orbic. The funds used to purchase the common stock came from the working capital of Orbic.

The purchase price was $2.19 per share.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented by the addition of the following paragraphs at the end of Item 4:

On January 10, 2025, Orbic entered into a non-binding Preliminary Summary of Terms and Conditions (the "LOI") with AJP for the purchase by Orbic of 973,173 shares of common stock of the Company at a purchase price of $4.21 per share, which was equal to the current market price of the shares of common stock of the Company plus a 30% premium (the "Purchase Price"), for aggregate consideration of $ 4.1 million. In addition, the LOI provides for AJP to grant Orbic an option to purchase an additional 486,586 shares of common stock of the Issuer and a right of first purchase relative to remaining 486,587 shares of common stock retained by AJP. The LOI provides that the Purchase Price will be paid as follows: (i) $200,000 on the date of signing of a definitive purchase agreement as a non-refundable deposit of the Purchase Price; and (ii) the balance to be paid within six months of the closing of the transaction. The LOI also provides for Orbic to pledge the shares of common stock being sold to AJP as security for the payment. Orbic and AJP have negotiated, finalized and placed in escrow signed definitive documents to carry out the terms of the LOI. The escrow remains in place and has not been released. The foregoing discussion does not purport to be complete and is qualified in its entirety by the terms and conditions of the LOI, a copy of which is attached as Exhibit 99.2 hereto and incorporated by reference herein.

On March 11, 2025, AJP and Orbic entered into, an Irrevocable Proxy Agreement (the "Proxy Agreement") with AJP to provide Orbic with sole voting power over all 1,946,345 shares of the Company held by AJP to use in connection with a contemplated proxy solicitation for the election of a slate of nominees for election to the Company's board of directors at its 2025 annual meeting of stockholders. The Proxy Agreement also provides that AJP may not dispose of any shares of common stock of the Company without the consent of Orbic during the term of the Proxy Agreement. The foregoing discussion does not purport to be complete and is qualified in its entirety by the terms and conditions of the Irrevocable Proxy Agreement, a copy of which is attached as Exhibit 99.3 hereto and incorporated by reference herein.

The Reporting Persons and certain members of AJP are in discussions concerning the possible sale or other transfer to Orbic of up to 60% of the membership interests in AJP. These discussions have not been concluded. In connection with such discussions, the transactions contemplated by the LOI may be amended or terminated. There can be no assurance that such discussions will result in definitive agreements with respect to such matters.

On March 18, 2025, Orbic purchased 1,000 shares of common stock of the Company in the open market at a price of $2.19 per share.

The Reporting Persons have indicated their intent to seek the election of five nominees for the five seats for which votes will be solicited in connection with the Company's 2025 annual meeting of stockholders.

In addition, although no final decisions with respect thereto have been made, the Reporting Persons have explored, and intend to explore further, the feasibility of, and additional strategies for, obtaining control of the Company, and have considered, and will continue to consider, among other possibilities, (i) making a proposal to the Company for a merger or other business combination, (ii) acquiring additional shares (subject to the availability of shares at prices deemed favorable), from time to time in the open market, in privately negotiated transactions, by tender offer, or otherwise, (iii) seeking further representation on the Company's Board of Directors, and (iv) filing such documents, obtaining such approvals and taking such other action as may be necessary or appropriate to effect any of the foregoing.

Mr. Narula has held the preliminary discussions with AJP's investment bankers regarding the matters discussed in this Item 4.

The Reporting Persons, should they acquire control of the Company, contemplate that they would conduct a detailed review of the Company and its business, assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel, and consider what, if any changes would be desirable in light of circumstances then existing. While the Reporting Persons currently have not made any final determination to sell or close any of the Company's operations, based upon a preliminary review of publicly available information, it is anticipated that certain properties and businesses of the Company may be sold or otherwise disposed of.

Alternatively, while it is not the Reporting Persons' present intention to do so, the Reporting Persons may also dispose of all or a portion of any shares of the Company common stock that they obtain in the open market, in privately negotiated transactions, or otherwise.

Although the foregoing represents the general range of activities presently contemplated by the Reporting Persons with respect to the Company, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to any one or more of the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the shares of common stock or other securities of the Issuer in the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or decrease their economic exposure to the shares of common stock without affecting their beneficial ownership of the shares of common stock or adjust their exposure to the shares of common stock in ways that would affect their beneficial ownership of the shares of common stock. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The foregoing actions may be taken by one or more or all of the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of common stock and percentage of the shares of common stock beneficially owned by the Reporting Persons.

The aggregate number and percentage of shares of common stock reported beneficially owned by the Reporting Persons is based on the Issuer's disclosure of shares of common stock outstanding on February 21, 2025, as reported in the Form 8-K filed by the Issuer on February 21, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of common stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is amended and supplemented by incorporating by reference information set forth in Item 4 of the schedule 13D.

Orbic purchased 1,000 shares of common stock of the Company on March 18, 2025 in the open market at a price of $2.19 per share.
Other persons with the right to receive dividends or sale proceeds: Orbic does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of common stock beneficially owned by AJP pursuant to the terms of the Proxy Agreement. AJP retained the rights to receive or the power to direct the receipt of dividends from the proceeds from the sale of, shares of common stock in respect of the shares that are subject to the Proxy Agreement, until such time as the shares are transferred to Orbic pursuant to the terms of the LOI.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is amended and supplemented by the addition of the following:

Reference is made to the transactions discussed in Item 4 above which is incorporated herein by reference.

On January 10, 2025, Orbic entered into a non-binding LOI with AJP for the purchase by Orbic of 973,173 shares of common stock of the Company at a purchase price of $4.21 per share, which was equal to the current market price of the shares of common stock of the Company plus a 30% premium, for aggregate consideration of $ 4.1 million. In addition, the LOI provides for AJP to grant Orbic an option to purchase an additional 486,586 shares of common stock of the Issuer and a right of first purchase relative to remaining 486,587 shares of common stock retained by AJP. The LOI provides that the Purchase Price will be paid as follows: (i) $200,000 on the date of signing of a definitive purchase agreement as a non-refundable deposit of the Purchase Price; and (ii) the balance to be paid within six months of the closing of the transaction. The LOI also provides for Orbic to pledge the shares of common stock being sold to AJP as security for the payment. Orbic and AJP have negotiated, finalized and placed in escrow signed definitive documents to carry out the terms of the LOI. The escrow remains in place and has not been released. The foregoing discussion does not purport to be complete and is qualified in its entirety by the terms and conditions of the LOI, a copy of which is attached as Exhibit 99.2 hereto and incorporated by reference herein.

The Reporting Persons and certain members of AJP are in discussions concerning the possible sale or other transfer to Orbic of up to 60% of the membership interests in AJP. These discussions have not been concluded. In connection with such discussions, the transactions contemplated by the LOI may be amended or terminated. There can be no assurance that such discussions will result in definitive agreements with respect to such matters.

On March 10, 2025, Orbic entered into the Proxy Agreement with AJP to provide Orbic with sole voting power over all 1,946,345 shares of the Company held by AJP to use in connection with a contemplated proxy solicitation for the election of a slate of nominees for election to the Company's board of directors at its 2025 annual meeting of stockholders. The Proxy Agreement also provides that AJP may not dispose of any shares of common stock of the Company without the consent of Orbic during the term of the Proxy Agreement. The foregoing discussion does not purport to be complete and is qualified in its entirety by the terms and conditions of the Irrevocable Proxy Agreement, a copy of which is attached as Exhibit 99.3 hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Annex A- List of Managers and Executive Officers.

Exhibit 99.2 Sale of Shares of Sonim Technologies, Inc. Preliminary Summary of Terms and Conditions, dated January 10, 2025, between Orbic and AJP Holding Company LLC.

Exhibit 99.3 Irrevocable Proxy Agreement, entered into on March 11, 2025, between Orbic and AJP Holding Company LLC.

Exhibit 99.4 Joint Filing Agreement among the Reporting Persons dated March 18, 2025.

## Signatures
- AJP Holding Company, LLC: /s/ Jeffrey Wang, Jeffrey Wang, Manager (03/18/2025)
- Jeffrey Wang: /s/ Jeffrey Wang, Jeffrey Wang, Individual (03/18/2025)
- Orbic North America, LLC.: /s/ Parveen Narula, Parveen Narula, Chief Executive Officer (03/18/2025)
- Ashima Narula: /s/ Ashima Narula, Ashima Narula, Individual (03/18/2025)
- Parveen Narula: /s/ Parveen Narula, Parveen Narula, Individual (03/18/2025)